

RMS

18005451

S

Washington, D.C. 20549

SEC
Mail Processing Section

MAR 0 1 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 West Nationwide Blvd, Mailing Code: 5-02-210R

(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Igodan Jr.   614-677-2943

                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd. Suite 500	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Christopher Igodan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Fund Distributors LLC _____, as of December 31 _____, 20 17____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____

_____
Signature

_____
Title
CFO

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Fund Distributors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors, LLC (the "Company") as of December 31, 2017, and the related statement of operations, statement of changes in member's equity, and statement of cash flows for the year then ended and the related notes and financial statement schedules I, II, and III (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2001.

Columbus, Ohio
February 28, 2018

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

	December 31, 2017
Assets	
Cash	$ 10,610,792
Short-term investments	4,522,963
Fee-related receivables	9,960,950
Deferred sales commissions, net	440,676
Prepaid assets	26,293
Total assets	$ 25,561,674
Liabilities and equity	
Liabilities	
Fee payable to broker-dealers	$ 9,671,031
Payable to affiliates	9,600,968
Total liabilities	$ 19,271,999
Member's equity	
Member's equity	6,289,675
Member's equity	$ 6,289,675
Total liabilities and equity	$ 25,561,674

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

		Year ended December 31, 2017
Revenues		
Revenues from sale of investment company shares	$	114,233,887
Total revenues	$	114,233,887
Expenses		
Sales commissions to broker-dealers	$	111,918,249
Operating expenses allocated from affiliates		850,263
Amortization of deferred sales commissions		1,212,973
Licenses and fees		165,184
Other operating expenses		122,519
Total expenses	$	114,269,188
Net loss	$	(35,301)

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

		Member's equity
Balance as of December 31, 2016	$	9,324,976
Net loss		(35,301)
Dividends paid to member		(3,000,000)
Balance as of December 31, 2017	$	6,289,675

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

	Year ended December 31, 2017
Cash flows from operating activities	
Net loss	$ (35,301)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Capitalization of deferred sales commissions	(1,054,866)
Amortization of deferred sales commissions	1,212,973
Changes in assets and liabilities	
Increase in fee-related receivables and prepaid assets	(933,063)
Increase in fees payable to broker-dealers	633,722
Increase in payable to affiliates	9,525,200
Net cash provided by operating activities	$ 9,348,665
Cash flows from investing activities	
Decrease in short-term investments	$ 2,980,826
Net cash provided by investing activities	$ 2,980,826
Cash flows from financing activities	
Dividends paid to member	$ (3,000,000)
Net cash used in financing activities	$ (3,000,000)
Net increase in cash	$ 9,329,491
Cash, beginning of year	1,281,301
Cash, end of year	$ 10,610,792

See accompanying notes to the financial statements.

(1) Nature of Operations

Nationwide Fund Distributors, LLC ("the Company") is organized under the laws of the State of Delaware as a limited liability company and is a wholly owned subsidiary of NFS Distributors, Inc. ("the Parent"), a wholly owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds ("the Funds").

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Short-term Investments

Short-term investments consist of highly liquid investments with original maturities of twelve months or less. Short-term investments are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940. Short-term investments are held in a Nationwide money market fund and carried at fair value based on its daily reported net asset value.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge ("CDSC") paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period of one year. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period. CDSC fees of $100,670 for the year ended December 31, 2017 related to unamortized sales commissions were recorded as a reduction of the asset.

Fees Payable to Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker-dealers through which the Funds are distributed. As compensation to these broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds to the distributing broker-dealers, retaining a portion of the fees, known as underwriter fees. As of December 31, 2017, the Company owed $9,671,031 to broker-dealers for services rendered. The gross fees received are reflected as Revenues from the sale of investment company shares and, other than those deferred, the amounts paid to broker-dealers are recorded as Sales commissions to broker-dealers in the Statement of Operations.

Revenue Recognition

Revenues are based on the contractual agreements with the Funds and computed as an annual percentage of average net assets of the funds, for 12b-1 distribution fees and percentage of gross sales for sales charges, primarily dealer concessions and underwriting fees. These fees are included in Revenues from the sale of investment company shares in the Statement of Operations. Revenue is recognized as earned.

Payments to/Receipts from Affiliates

The Company has entered into cost sharing agreements with NMIC, majority owner of NFS, and other affiliates, as a part of its ongoing operations. Expenses covered by such agreements are subject to allocation among NMIC and such subsidiaries. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed by participating companies. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed pursuant to the NMIC cost sharing agreement.

Costs related to this agreement were $850,263 for the year ended December 31, 2017, which include allocated expenses of $825,946 for compensation and benefits, and are recorded as Operating expenses allocated from affiliates in the accompanying Statement of Operations.

Certain expenses of the Company are paid by other affiliates, which are reimbursed by the Company. As of December 31, 2017, the amount due to affiliates was $9,600,968.

For the year ended December 31, 2017, the Company recorded expenses totaling $98,466,352 for services rendered by affiliated broker-dealers, which amount is included in Sales commissions to broker-dealers in the accompanying Statement of Operations. As of December 31, 2017, the Company owed $8,945,488 to those affiliated broker-dealers.

Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expense are included in the income and expense of its single-member parent. The federal tax benefit for the year ended December 31, 2017 would have been $12,356 if the Company was not a disregarded entity.

On December 22, 2017, the Tax Cuts and Jobs Act ("the Act") was signed into law and is effective January 1, 2018. Due to disregarded entity status, the Company does not have any direct impacts.

(3) Fair Value Measurement

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

Level 2. Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$ 4,522,963	$ -	$ -	$ 4,522,963
Assets at fair value	$ 4,522,963	$ -	$ -	$ 4,522,963

(4) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope, and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position.

The Company is subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the FINRA, the Department of Labor, the Internal Revenue Service and state securities divisions. These regulatory entities are, in the normal course, engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators.

This scrutiny is expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. This scrutiny could also affect the outcome of one or more of the Company's or its affiliates' litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company and/or its affiliates in the future.

(5) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $25,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

On December 31, 2017, the Company exceeded both elements of net capital requirements, as aggregate indebtedness was 3.46 times net capital, which was $5,573,068 and the amount of net capital in excess of the statutory requirement was $4,288,267.

(6) Subsequent Events

The Company evaluated subsequent events through February 27, 2018, the date at which the financial statements were issued, and determined there are no additional items to disclose.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2017

Computation of Net Capital

1.	Total equity from Statement of Financial Condition	$ 6,289,675
2.	Deduct member's equity not allowable for net capital	-
3.	Total member's equity qualified for net capital	6,289,675
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	6,289,675
6.	(Deductions) and/or charges:	
	A. Total nonallowable assets from Statement of Financial Condition	(626,148)
	B. Other (deductions) and/or charges	-
7.	Other additions and/or (credits)	-
8.	Net capital before haircuts on securities positions	5,663,527
9.	Haircuts on securities	(90,459)
10.	Net capital	$ 5,573,068

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of Line 19)	$ 1,284,801
12.	Minimum net capital requirement of reporting broker	25,000
13.	Net capital requirement (greater of line 11 or 12)	1,284,801
14.	Excess net capital (line 10 less line 13)	4,288,267
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 3,645,868

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 19,271,999
17.	Add drafts for immediate credit	-
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))	-
19.	Total aggregate indebtedness	$ 19,271,999
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)	345.81%

Schedule of Nonallowable Assets (Line 6A)

Fee-related receivables	$ 159,179
Deferred sales commissions, net	440,676
Prepaid assets	26,293
Total Line 6A	$ 626,148

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2017.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2017, the Company held no customer funds and had no required deposit.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) of that rule.

See accompanying report of independent registered public accounting firm.

 **Nationwide**

Nationwide Fund Distributors LLC Exemption Report for the Fiscal Year Ended December 31, 2017 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3)

For the fiscal year ended December 31, 2017, Nationwide Fund Distributors LLC was not a carrying or clearing broker (non-carrying broker-dealer). To the best of its knowledge and belief, the firm states the following:

a. Nationwide Fund Distributors LLC claimed an exemption under SEC Rule 15c3-3, paragraph (k)(2)(i), in which the firm carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)", and

b. Nationwide Fund Distributors LLC has met the identified exemption provisions for the fiscal year ended December 31, 2017 without exception.

Broker Dealer
Nationwide Fund Distributors LLC
CRD # 25910
BD SEC Number 8-42135
Fiscal Year Ended – December 31, 2017

Broker Dealer's Independent Public Accountant
KPMG
191 W. Nationwide Blvd. Suite 500
Columbus, OH 43215-25687
Main Telephone # (614)249-2300
Audit for Fiscal Year Ended – December 31, 2017

FINRA Regulatory Coordinator
Roberta Devorsky
Telephone # (312)899-4684

Submitted by the undersigned authorized officer/principal of the broker dealer.

Print Name _Chris Igodan Jr._ Title _Financial and Operations Principal (FINOP)_

Signature _[signature]_ Date _02/16/2018_



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Fund Distributors, LLC:

We have reviewed management's statements, included in the accompanying Nationwide Fund Distributors LLC Exemption Report (the Exemption Report), in which (1) Nationwide Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 28, 2018

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Fund Distributors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors, LLC (the "Company") as of December 31, 2017, and the related statement of operations, statement of changes in member's equity, and statement of cash flows for the year then ended and the related notes and financial statement schedules I, II, and III (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2001.

Columbus, Ohio
February 28, 2018

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

	December 31, 2017
Assets	
Cash	$ 10,610,792
Short-term investments	4,522,963
Fee-related receivables	9,960,950
Deferred sales commissions, net	440,676
Prepaid assets	26,293
Total assets	$ 25,561,674
Liabilities and equity	
Liabilities	
Fee payable to broker-dealers	$ 9,671,031
Payable to affiliates	9,600,968
Total liabilities	$ 19,271,999
Member's equity	
Member's equity	6,289,675
Member's equity	$ 6,289,675
Total liabilities and equity	$ 25,561,674

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

	Year ended December 31, 2017
Revenues	
Revenues from sale of investment company shares	$ 114,233,887
Total revenues	$ 114,233,887
Expenses	
Sales commissions to broker-dealers	$ 111,918,249
Operating expenses allocated from affiliates	850,263
Amortization of deferred sales commissions	1,212,973
Licenses and fees	165,184
Other operating expenses	122,519
Total expenses	$ 114,269,188
Net loss	$ (35,301)

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

	Member's equity
Balance as of December 31, 2016	$ 9,324,976
Net loss	(35,301)
Dividends paid to member	(3,000,000)
Balance as of December 31, 2017	$ 6,289,675

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

	Year ended December 31, 2017
Cash flows from operating activities	
Net loss	$ (35,301)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Capitalization of deferred sales commissions	(1,054,866)
Amortization of deferred sales commissions	1,212,973
Changes in assets and liabilities	
Increase in fee-related receivables and prepaid assets	(933,063)
Increase in fees payable to broker-dealers	633,722
Increase in payable to affiliates	9,525,200
Net cash provided by operating activities	$ 9,348,665
Cash flows from investing activities	
Decrease in short-term investments	$ 2,980,826
Net cash provided by investing activities	$ 2,980,826
Cash flows from financing activities	
Dividends paid to member	$ (3,000,000)
Net cash used in financing activities	$ (3,000,000)
Net increase in cash	$ 9,329,491
Cash, beginning of year	1,281,301
Cash, end of year	$ 10,610,792

See accompanying notes to the financial statements.

(1) Nature of Operations

Nationwide Fund Distributors, LLC ("the Company") is organized under the laws of the State of Delaware as a limited liability company and is a wholly owned subsidiary of NFS Distributors, Inc. ("the Parent"), a wholly owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds ("the Funds").

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Short-term Investments

Short-term investments consist of highly liquid investments with original maturities of twelve months or less. Short-term investments are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940. Short-term investments are held in a Nationwide money market fund and carried at fair value based on its daily reported net asset value.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge ("CDSC") paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period of one year. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period. CDSC fees of $100,670 for the year ended December 31, 2017 related to unamortized sales commissions were recorded as a reduction of the asset.

Fees Payable to Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker-dealers through which the Funds are distributed. As compensation to these broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds to the distributing broker-dealers, retaining a portion of the fees, known as underwriter fees. As of December 31, 2017, the Company owed $9,671,031 to broker-dealers for services rendered. The gross fees received are reflected as Revenues from the sale of investment company shares and, other than those deferred, the amounts paid to broker-dealers are recorded as Sales commissions to broker-dealers in the Statement of Operations.

Revenue Recognition

Revenues are based on the contractual agreements with the Funds and computed as an annual percentage of average net assets of the funds, for 12b-1 distribution fees and percentage of gross sales for sales charges, primarily dealer concessions and underwriting fees. These fees are included in Revenues from the sale of investment company shares in the Statement of Operations. Revenue is recognized as earned.

Payments to/Receipts from Affiliates

The Company has entered into cost sharing agreements with NMIC, majority owner of NFS, and other affiliates, as a part of its ongoing operations. Expenses covered by such agreements are subject to allocation among NMIC and such subsidiaries. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed by participating companies. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed pursuant to the NMIC cost sharing agreement.

Costs related to this agreement were $850,263 for the year ended December 31, 2017, which include allocated expenses of $825,946 for compensation and benefits, and are recorded as Operating expenses allocated from affiliates in the accompanying Statement of Operations.

Certain expenses of the Company are paid by other affiliates, which are reimbursed by the Company. As of December 31, 2017, the amount due to affiliates was $9,600,968.

For the year ended December 31, 2017, the Company recorded expenses totaling $98,466,352 for services rendered by affiliated broker-dealers, which amount is included in Sales commissions to broker-dealers in the accompanying Statement of Operations. As of December 31, 2017, the Company owed $8,945,488 to those affiliated broker-dealers.

Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expense are included in the income and expense of its single-member parent. The federal tax benefit for the year ended December 31, 2017 would have been $12,356 if the Company was not a disregarded entity.

On December 22, 2017, the Tax Cuts and Jobs Act ("the Act") was signed into law and is effective January 1, 2018. Due to disregarded entity status, the Company does not have any direct impacts.

(3) Fair Value Measurement

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

Level 2. Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$ 4,522,963	$ -	$ -	$ 4,522,963
Assets at fair value	$ 4,522,963	$ -	$ -	$ 4,522,963

(4) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope, and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position.

Nationwide Fund Distributors, LLC

(a wholly owned subsidiary of NFS Distributors, Inc.)

Notes to December 31, 2017 Financial Statements

The Company is subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the FINRA, the Department of Labor, the Internal Revenue Service and state securities divisions. These regulatory entities are, in the normal course, engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators.

This scrutiny is expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. This scrutiny could also affect the outcome of one or more of the Company's or its affiliates' litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company and/or its affiliates in the future.

(5) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $25,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

On December 31, 2017, the Company exceeded both elements of net capital requirements, as aggregate indebtedness was 3.46 times net capital, which was $5,573,068 and the amount of net capital in excess of the statutory requirement was $4,288,267.

(6) Subsequent Events

The Company evaluated subsequent events through February 27, 2018, the date at which the financial statements were issued, and determined there are no additional items to disclose.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2017

Computation of Net Capital

1.	Total equity from Statement of Financial Condition	$ 6,289,675
2.	Deduct member's equity not allowable for net capital	-
3.	Total member's equity qualified for net capital	6,289,675
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	6,289,675
6.	(Deductions) and/or charges:	
	A. Total nonallowable assets from Statement of Financial Condition	(626,148)
	B. Other (deductions) and/or charges	-
7.	Other additions and/or (credits)	-
8.	Net capital before haircuts on securities positions	5,663,527
9.	Haircuts on securities	(90,459)
10.	Net capital	$ 5,573,068

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of Line 19)	$ 1,284,801
12.	Minimum net capital requirement of reporting broker	25,000
13.	Net capital requirement (greater of line 11 or 12)	1,284,801
14.	Excess net capital (line 10 less line 13)	4,288,267
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 3,645,868

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 19,271,999
17.	Add drafts for immediate credit	-
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))	-
19.	Total aggregate indebtedness	$ 19,271,999
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)	345.81%

Schedule of Nonallowable Assets (Line 6A)

Fee-related receivables	$ 159,179
Deferred sales commissions, net	440,676
Prepaid assets	26,293
Total Line 6A	$ 626,148

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2017.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2017, the Company held no customer funds and had no required deposit.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) of that rule.

See accompanying report of independent registered public accounting firm.



Nationwide®

Nationwide Fund Distributors LLC Exemption Report for the Fiscal Year Ended December 31, 2017 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3)

For the fiscal year ended December 31, 2017, Nationwide Fund Distributors LLC was not a carrying or clearing broker (non-carrying broker-dealer). To the best of its knowledge and belief, the firm states the following:

a. Nationwide Fund Distributors LLC claimed an exemption under SEC Rule 15c3-3, paragraph (k)(2)(i), in which the firm carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)", and

b. Nationwide Fund Distributors LLC has met the identified exemption provisions for the fiscal year ended December 31, 2017 without exception.

Broker Dealer
Nationwide Fund Distributors LLC
CRD # 25910
BD SEC Number 8-42135
Fiscal Year Ended – December 31, 2017

Broker Dealer's Independent Public Accountant
KPMG
191 W. Nationwide Blvd. Suite 500
Columbus, OH 43215-25687
Main Telephone # (614)249-2300
Audit for Fiscal Year Ended – December 31, 2017

FINRA Regulatory Coordinator
Roberta Devorsky
Telephone # (312)899-4684

Submitted by the undersigned authorized officer/principal of the broker dealer.

Print Name _Chris Igodan, Jr._ Title _financial and operations principal (FINOP)_

Signature _[signature]_ Date _02/16/2018_



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Fund Distributors, LLC:

We have reviewed management's statements, included in the accompanying Nationwide Fund Distributors LLC Exemption Report (the Exemption Report), in which (1) Nationwide Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 28, 2018